Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
November 8, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On November 2, 2010, TheStreet.com broadcast a clip of an interview with Sal Gilbertie, President of Teucrium Trading, LLC, as a video on TheStreet.com TV, TheStreet.com's video network.  A transcript of the clip, titled “Dispelling the Commodity Bubble Myth,” is set forth below.

TheStreet.com is a commercial financial news website.  TheStreet.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to TheStreet.com in connection with the podcast below or any other matter published or broadcast by TheStreet.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

***

Transcript of TheStreet.com TV interview with Sal Gilbertie.

TheStreet.com:  “Everybody around here doesn’t want to say bubble, but they’re thinking it a lot, especially with not just the fixed income side but with commodities – gold and other assorted things.  Cotton – everyone is talking about how that’s been up so dramatically.  You sort of have a different take on that.  You were talking about demand destruction.  Can you just talk again a little bit about that?”

Mr. Gilbertie:  “Sure.  To me a bubble is caused when the price of something gets so high it causes demand destruction.  So demand falls, then the price falls very sharply and quickly, and that’s a bubble.  And in commodities, particularly the foods and grains and energies where the supply demand analysis is easy to do, relatively easy to do; it’s straightforward – supply/ demand.  The commodity prices are rising or falling along with those factors.

 Now in corn, it’s risen substantially.  But we have steadily rising demand throughout the world.  It’s so pervasive throughout the economy.  I think only energy, in my opinion, is bigger than corn.  Corn’s in everything.  It’s in plastic.  It’s in food.  It’s in the meat you eat.  It’s in your fuel.  It’s everywhere.  When you use paper, you’re using corn because starch holds that paper together.  It comes from corn.

So the demand for corn is rising dramatically, and the supply really needs to break a record every year.  And we’re going to have a record number of bushels produced, but not a record yield.  And it literally isn’t producing enough corn to meet the demand right now.”

TheStreet.com:  “So you think that if there’s any use of the term ‘bubble,’ it’s certainly premature in this case?”

Mr. Gilbertie:  “I think it’s absolutely premature.  You need such a high price that it destroys demand, and that’s simply not happening.”